July 7, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, DC 20549-8626

Attn:	Mr.Chad Eskildsen
Staff Accountant

Re: Comments to ICON Fund Annual Report documents, Investment Company Act File No. 811-7883

Dear Mr. Eskildsen:

On June 1, 2017, you, on behalf of the Staff, provided comments on the ICON Diversified Funds Annual Report for the fiscal year ended September 30, 2016 (the “Annual Report”), filed with the United States Securities and Exchange Commission pursuant to the Investment Company Act of 1940 (the “Company Act”). For your convenience we will recite the comments and address how we intend to change our reporting going forward to address the Staff comments.

Below is a summary of the Staff Comments, along with our proposed resolutions.

1.

Staff Comment – On page 35 of the Annual Report, Under the Assets column, subheading Receivables, Expense reimbursements due from the Adviser, please confirm the expense reimbursements are being paid pursuant to contracts between the Adviser and the Funds.

ICON Response: We confirm that Expense reimbursements are being paid pursuant to the agreements between the Adviser and the Funds.

2.

Staff Comment –On page 70 of the Annual Report, in footnote 3 to the Financials, under the heading Other Related Parties, – Please provide quantitative disclosure for all 17a-7 transactions as discussed in ASC 850-10-50.

ICON Response: In all future filings we will provide quantitative disclosure for all 17a-7 transactions as discussed in ASC 850-10-50.

Securities and Exchange Commission

July 7, 2017

3.	Staff Comment – NSAR– Accountant’s report. The accountant’s report filed on internal controls is a barely legible scanned copy. Please provide a better document in the future.

ICON Response: In the future, ICON will provide a more legible copy of the Accountant’s report.

The Registrant is aware of its obligations under the U. S. Federal Securities Laws of the United States and acknowledges that:

•	The ICON Funds, not the Staff, are responsible for the adequacy and accuracy of the disclosure in our reports filed with the Commission;
•	Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, does not relieve the ICON Funds of our responsibility for disclosure; and
•	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

If you have any questions, comments or desire further information, contact me, at (303) 328-9207, or the Treasurer to the Trust, Brian Harding at (303) 329-9220, at any time.

Sincerely,

/s/ Donald Salcito

Donald Salcito, Esq., Secretary of the Trust